Exhibit 99.2

PUBLIC HEARING ON AUGUST 24, 2015

APPLICATION OF MERCHANTS BANK

FOR APPROVAL TO MERGE WITH

NUVO BANK & TRUST COMPANY

TESTIMONY OF GEOFFREY R. HESSLINK

Good afternoon.   My name is Geoffrey R. Hesslink and I am the President and Chief Executive Officer of Merchants Bank. Prior to January 1, 2015, I served as the Bank’s Executive Vice President and Senior Lending Officer and have served in various other management positions since joining the Bank in 1995.   I am pleased to offer these remarks on behalf of Merchants Bank in support of the Bank’s application to the Vermont Department of Financial Regulation for approval to merge with NUVO Bank & Trust Company, headquartered in Springfield, Massachusetts.

Merchants Bank has deep roots in Vermont, tracing its Vermont banking charter back to 1849.  With total assets at June 30, 2015 of approximately $1.68 billion and total deposits of approximately $1.35 billion, Merchants is the largest bank headquartered in Vermont.  It is a full-service bank, offering a full array of loan and deposit products to its consumer, business, non-profit and municipal customers, as well as a range of personal fiduciary and wealth management services.  Merchants maintains a statewide branch presence in Vermont, with a network of 32 banking offices, including branch offices in each of Vermont’s 14 counties.  The proposed merger with NUVO Bank & Trust Company will be an important milestone for the Bank as it will represent the first extension of the Bank’s branch footprint outside of Vermont.

The management and Board of Directors of Merchants Bank have carefully considered the proposed merger with NUVO and believe that it will provide a valuable opportunity to build upon and strengthen Merchants’ solid Vermont franchise.   NUVO is a relatively new bank, having been founded in 2008.  Nevertheless, in the short time since its founding it has established itself as an important source of commercial credit in the greater Springfield, Massachusetts area, with a particular emphasis on small-to-medium sized businesses.  However, expansion of NUVOs’ commercial lending business to larger commercial credits has been hampered by its relatively small asset size and resulting low loans-to-one-borrower limitation, as well as by deposit funding levels that are often inadequate to satisfy loan demand.  For its part, Merchants has a large and stable deposit funding base and will bring its deposit gathering expertise to the Massachusetts franchise to complement loan growth.  Merchants’ significantly higher lending limit of approximately $30 million versus NUVO’s lending limit of only approximately $3 million, will open up a competitive opportunity for Merchants to increase commercial lending in the Western Massachusetts market significantly beyond the historical level experienced by NUVO. Merchants also believes it can leverage its existing residential lending platform to increase residential lending in the Massachusetts franchise, which currently comprises less than 20% of NUVO’s loan portfolio.  In addition, Merchants believes that there is significant untapped potential in the Western Massachusetts market for municipal banking services and for fiduciary and wealth management services, neither of which is currently offered by NUVO.

Merchants is fortunate to have the considerable talents of the NUVO team available to help ensure the success of the merger. Key members of the NUVO team include Chairman of the Board Donald Chase, who will join the Boards of Merchants Bank and its parent company, Merchants Bancshares, following the merger; NUVO’s Chief Executive Officer Dale Janes, who will serve as Merchants Bank’s Regional President for Western Massachusetts; and NUVO’s President Jeffrey Sattler, who will serve as Merchants Bank’s Managing Director for Western Massachusetts.  Their in-depth knowledge of the Springfield and greater Western Massachusetts market will facilitate integration of the NUVO franchise and help Merchants build upon the strong foundation they have created.

Merchants is confident that the combination of the Merchants and NUVO franchises will result in a stronger, more geographically diversified banking institution, poised to capitalize upon competitive opportunities.  For these reasons and as discussed more fully in Merchants’ merger application, we respectfully request that Commissioner Donegan approve the Bank’s application to merge with NUVO Bank & Trust Company.

Thank you.  This concludes my remarks.